Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

April 6, 2006

File #82-627

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SEC MAIL PROCESSING
RECEIVED
APR 18 2006
WASH. D.C. 213 SECTION

Dear Sirs/Mesdames:

Re: News Release dated April 6, 2006

Enclosed is a copy of our News Release dated April 6, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

06012720

Adolf A. Petancic
President

PROCESSED
APR 21 2006
THOMSON FINANCIAL

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dlw 4/20

Dentonia Resources Ltd.
Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

April 6, 2006

For Immediate Release
TSX Venture: "DTA"

Update on Dentonia's Diamond, Gold and Molybdenum Projects

Dentonia Resources Ltd. ("Dentonia") is pleased to provide an update on its current exploration activities on its 3 exploration projects:

Diamond

DO-27 kimberlite, WO Diamond Project, N.W.T

This update is provided by Peregrine Diamonds Ltd. ("Peregrine"), the operator:

"**RC Drilling Bulk Sampling**

Peregrine contracted Encore Coring & Drilling Inc., Calgary, AB, in September, 2005 to provide two reverse circulation (RC) drill rigs, capable of drilling up to 24 inch diameter holes, for the winter/spring 2006 and 2007 bulk sampling programs at DO-27. The purpose of this two year, Advanced Exploration/Evaluation Program, is to extract sufficient carats from DO-27, estimated at 1000 to 3000 carats by Howard Coopersmith, P.Geo., Peregrine's independent technical advisor and author of the 43-101 report on DO-27 dated December 6th, 2005, to justify initiating a comprehensive pre-feasibility study.

Despite various delays and drilling challenges more specifically described below, seven large diameter holes totaling 1352 metres have been completed to date at DO-27 this winter with the deepest hole (**L-06-02**) penetrating to a depth of 402 metres and ending in kimberlite. The deepest large diameter hole drilled prior to **L-06-02** was RC-1 (2005) which reached a depth of 209 metres. The interval below this depth had not previously been sampled by large diameter drilling. Hole **L-06-02** was drilled 15 meters SW of a previous NQ (47mm) core hole, (**DDH-05-02**), which reached a total depth of 460 meters last year, also ending in kimberlite. Micro-diamond results from **DDH-05-02** suggest consistent diamond contents with depth at DO-27. (See press release dated January 25, 2006).

As of today, approximately 280 tonnes of kimberlite has been extracted during the 2006 program for a total of over 430 tonnes of kimberlite extracted from DO-27 to date by Peregrine through large diameter RC drilling. The majority of the samples collected to date have already been shipped to the Ekati™ Diamond Mine to await final macro-diamond processing. Peregrine remains confident that it will be able to extract the 1000 to 3000 carats as scheduled during the Advanced Exploration/Evaluation Program.

The current ice thickness of the lake at DO-27 is 8-9 feet, and Peregrine is hopeful that RC drilling will continue on ice until at least the end of April, which should result in a significant addition to the kimberlite tonnage recovered. Also, RC drilling is anticipated to continue on the NE Lobe of DO-27 this summer (see below).

The opening of the main Tibbitt to Contwoyto ice road was delayed this year and the road never reached full load capacity, having opened for a period of only 42 days compared with 70 days in 2005. As a result, most of the RC drilling equipment had to be broken down into much smaller and lighter loads than normally required for transportation, causing additional re-assembly times and other delays which postponed the commencement of this year's bulk sampling program.

The two rigs began setting casing on February 9, 2006 and March 10, 2006, respectively, with the objective of collecting a significantly larger bulk sample to that collected during the winter of 2005. Both rigs initially commenced setting 28 inch diameter casing in advance of drilling 24 inch diameter holes. The inter-bedded muds and sands of the overlying lake bottom sediments and the plasticine-like qualities of the upper parts of the kimberlite, made setting the 28 inch diameter casing time consuming and stressful on the mechanical components of the rigs, leading to various mechanical failures and an unacceptable rate of advance.

In addition, the setting of 28 inch casing resulted in an unacceptable rate of ice degradation immediately surrounding the drill holes, resulting in unsafe drilling conditions. Both rigs, therefore, have switched to 16 inch diameter casing and 13.75 inch diameter drilling, resulting in significantly improved production. The difference in tonnes of kimberlite collected per metre of drilling in 24 inch diameter versus 13.75 inch diameter is 0.61 tonnes versus 0.20 tonnes (assuming an specific gravity of 2.1), a 67% reduction.

Core Drilling

As of today, a total of nine core holes totaling 2119 meters have been drilled into the DO-27 kimberlite this year. These holes range in depth from 106 metres, **(DDH-06-13)**, to 309 metres, **(DDH-06-20)**. All nine holes bottomed in kimberlite. Core drilling is continuing and is anticipated to continue on ice until June after which core drilling should continue on land based targets.

The diamond drilling suggests that the kimberlite contacts with the surrounding granitic host rock are more steeply inclined than previously envisaged, particularly on the SE edge of the Main Lobe and in the area of the NE Lobe. Resource modelling is in progress and the recent drilling is expected to have a significant positive impact on the ultimate size of DO-27.

NE Lobe of DO-27

Recent micro-diamond data from the NE Lobe of DO-27 suggest elevated diamond contents. (See press release dated March 16, 2006). Subject to the necessary permits, joint venture partners' approval, and finalization of drilling plans, a continuing bulk sampling program of the land-based portion of the NE Lobe will commence this summer. More information concerning this additional bulk sample will be released when plans and permits are finalized; however, as

this portion of DO-27 is not overlain by inter-bedded sands, muds and water, 24 inch diameter drilling should be possible which should allow for the collection of significant additional kimberlite tonnage.

Peregrine's diamond exploration programs are conducted under the direction of Dr. Jennifer Pell, Vice President Exploration, P. Geo., (BC), P. Geo. (NT/NU), a qualified person under NI 43-101."

Dentonia Resources Ltd. is a 1/3 equity stake holder in DHK Diamonds Inc., which has a 20% contributing interest in the WO Diamond project and Dentonia is in a position to make its pro rata contribution to a proposed summer drill program at the DO27 and DO18.

Gold

Atkinson Gold Prospect, Detour Lake Mine Area, Ontario

A news release giving more details of the recent results of the Atkinson Gold Prospect and ongoing magnetometer survey at the Lipton claim group will be issued shortly.

Trade Winds Venture Inc. and Pelangio Mines Inc. appear to have made new high grade gold discoveries at their "M" block of their Detour Lake Mine Joint Venture, see their news releases of April 5, 2006, suggesting that new discoveries may yet to be made in the Abitibi Greenstone Belt of Ontario.

Molybdenum

Thomlinson Creek Molybdenum Prospect, BC

A $422,000 exploration program, which includes 1,350 meters of diamond drilling, has been proposed and is under consideration. Dentonia has approximately $970,000 flow-through funds available for Canadian Exploration Expenditures (CEE) to be expended by year end, which will be allocated to its various projects, depending on the results currently outstanding and having a direct interest instead of an indirect interest in the WO Diamond project.

The Thomlinson Creek property is located in Central British Columbia, near Hazelton, within a belt of molybdenum deposits, starting with Red Bird to the south, Lucky Ship (Consolidated Cantech), Yorke-Hardy (Blue Pearl), Endako, a producing mine, and Bear Lake to the north. Refer to "Molybdenum in British Columbia", published by B.C. Ministry of Energy and Mines, for additional details.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

Investor Relations:

John Chalcraft Tel: (604) 541-1995; Toll Free: 1 (800) 540-1995 Facsimile: (604) 682-1144
Email: johnchalcraft@shaw.ca or dentonia@telus.net Website: www.dentonia.net